UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Fidelity Private Credit Fund

(Name of Issuer)

Fidelity Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D, and Class S Shares of Beneficial Interest

(Title of Class of Securities)

31634E306, 31634E207, and 31634E108

(CUSIP Number of class of securities)

Nicole Macarchuk, Secretary

245 Summer Street

Boston, Massachusetts 02210

617-563-7000

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

August 3, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 3, 2026 by Fidelity Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,710,510 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest and Class D common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment to the Statement is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vi) Q3 2026 Tender Offer Update

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fidelity Private Credit Fund

Dated: September 8, 2026	By:	/s/ Heather Bonner
	Name:	Heather Bonner
	Title:	President and Treasurer

EXHIBIT INDEX

EXHIBIT

(a)(1)(vi)	Q3 2026 Tender Offer Update

EX-FILING FEES	Calculation of Filing Fee Table